May 24, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3233

Re:	Acceleration Request for Hitek Global Inc.

Registration Statement on Form F-3

Filed May 16, 2024

File No. 333-279459

To Whom It May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hitek Global Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-3 (File No. 333-279459) be accelerated by the Securities and Exchange Commission to 5 p.m., Eastern Time, on May 29, 2024 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Bradley A. Haneberg of Haneberg Hurlbert PLC at (804) 814-2209 and that such effectiveness also be confirmed in writing.

Sincerely,

/s/ Xiaoyang Huang
Xiaoyang Huang
Chief Executive Officer